EXHIBIT 99.1

2020 Annual General Meeting

Golar LNG Partners LP advises that its 2020 Annual General Meeting will be held on September 24, 2020.  The record date for voting at the Annual General Meeting is set to July 29, 2020.  The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Partners LP
Hamilton, Bermuda
June 23, 2020

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act